# SEC Schedule 13G/A (Amendment No. 5) — Beneficial ownership report by passive or exempt holders of more than 5% of a class (short form)

Issuer: Global-E Online Ltd., CIK 0001835963
CUSIP: M5216V106
Title of class of securities: Ordinary Shares, no par value
Address of issuer's principal executive offices: 9 HaPsagot Street, Petah Tikva, Israel (L3), 4951041
Date of event which requires filing of this statement: 09/30/2025
Filed pursuant to Rule 13d-1(b)
Filed by CIK 0001602189

## Reporting persons
- Marc Stad: type of reporting person: individual (IN), parent holding company or control person (HC); citizenship or place of organization: United States (X1); sole voting power 0; shared voting power 11,887,078; sole dispositive power 0; shared dispositive power 11,887,078; aggregate amount beneficially owned 11,887,078 (7% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 169,726,072 Ordinary Shares outstanding as of May 13, 2025, as reported in the Issuer's Report on Form 6-K filed with the SEC on May 14, 2025.
- Dragoneer Investment Group, LLC: type of reporting person: investment adviser (IA), other (OO); citizenship or place of organization: Delaware (DE); sole voting power 0; shared voting power 11,887,078; sole dispositive power 0; shared dispositive power 11,887,078; aggregate amount beneficially owned 11,887,078 (7% of the class)
  Comment: The number of shares outstanding for purposes of the percentage calculation in Item 11 is based on 169,726,072 Ordinary Shares outstanding as of May 13, 2025, as reported in the Issuer's Report on Form 6-K filed with the SEC on May 14, 2025.

## Item 1. Issuer
Name of issuer: Global-E Online Ltd.
Address of issuer's principal executive offices: 9 HaPsagot Street, Petah Tikva 4951041, Israel

## Item 2. Person Filing
Name of person filing:
Marc Stad
Dragoneer Investment Group, LLC
Address of principal business office or, if none, residence:
One Letterman Dr., Bldg D, Ste M500
San Francisco, CA 94129.
Citizenship: Marc Stad: United States; Dragoneer Investment Group, LLC: Delaware

## Item 3. If this statement is filed pursuant to Rules 13d-1(b) or 13d-2(b) or (c), type of person filing
Type of person filing: parent holding company or control person (HC), investment adviser (IA)

## Item 4. Ownership
Amount beneficially owned: 11,887,078
Percent of class: 7.0%.
Sole power to vote or to direct the vote: 0
Shared power to vote or to direct the vote:
Marc Stad: 11,887,078
Dragoneer Investment Group, LLC: 11,887,078
Dragoneer Global Fund II, LP: 10,866,763
Sole power to dispose or to direct the disposition: 0
Shared power to dispose or to direct the disposition:
Marc Stad: 11,887,078
Dragoneer Investment Group, LLC: 11,887,078
Dragoneer Global Fund II, LP: 10,866,763

Dragoneer Investment Group, LLC (the "Dragoneer Adviser") is a registered investment adviser under the Investment Advisers Act of 1940, as amended. As the managing member of Dragoneer Adviser, Cardinal DIG CC, LLC may also be deemed to share voting and dispositive power with respect to the Ordinary Shares. Dragoneer Global Fund II, LP, a limited partnership ("DGF II"), is the direct holder of 10,866,763 Ordinary Shares. As general partner of DGF II, Dragoneer Global GP II LLC, a Delaware limited liability company ("DGF II GP"), may also be deemed to beneficially own the Ordinary Shares directly held by DGF II. Marc Stad is the sole member of Cardinal DIG CC, LLC and DGF II GP. By virtue of these relationships, each of the Reporting Persons may be deemed to share beneficial ownership of the Ordinary Shares of the Issuer.

## Item 5. Ownership of 5 Percent or Less of a Class
Not applicable.

## Item 6. Ownership of More than 5 Percent on Behalf of Another Person
Ownership of more than 5 percent on behalf of another person: DGF II has the right to receive or the power to direct the receipt of dividends from, or the proceeds from the sale of, greater than five percent of the outstanding Ordinary Shares of the Issuer.

## Item 7. Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on by the Parent Holding Company or Control Person
Not applicable.

## Item 8. Identification and Classification of Members of the Group
Not applicable.

## Item 9. Notice of Dissolution of Group
Not applicable.

## Item 10. Certifications
Certification: By signing below I certify that, to the best of my knowledge and belief, the securities referred to above were acquired and are held in the ordinary course of business and were not acquired and are not held for the purpose of or with the effect of changing or influencing the control of the issuer of the securities and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect, other than activities solely in connection with a nomination under ?? 240.14a-11.

## Signatures
- Marc Stad: /s/ Marc Stad, Marc Stad (11/14/2025)
- Dragoneer Investment Group, LLC: /s/ Pat Robertson, Pat Robertson, Chief Operating Officer (11/14/2025)